UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.
---------------------------------
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Securities)

M69676 10 0
-----------
(CUSIP Number)

Roger Challen
President and Chief Executive Officer
The Info Group, Inc.
46 Park Street
Framingham, MA  01702
508-628-4510

--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 30, 2008
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

 SCHEDULE 13D

CUSIP NO.:  M69676 10 0                                                                                                                                                                                                                                                        PAGE 2 of 7

1	NAMES OF REPORTING PERSONS The Info Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,087,308
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,087,308
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*      Based on 4,474,057 Ordinary Shares that the Issuer advised were issued and outstanding as of July 30, 2012.

SCHEDULE 13D

CUSIP NO.:  M69676 10 0                                                                                                                                                                                                                                                       PAGE 3 of  7

1	NAMES OF REPORTING PERSONS Roger Challen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,087,308
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,087,308
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*      Based on 4,474,057 Ordinary Shares that the Issuer advised were issued and outstanding as of July 30, 2012.

SCHEDULE 13D

CUSIP NO.:  M69676 10 0                                                                                                                                                                                                                                                      PAGE 4 of  7

Item 1.  Security and Issuer

This Schedule 13D dated relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd. (the “Company”), an Israeli corporation whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 43665, Israel.

Item 2.  Identity and Background

a. This Schedule 13D is being filed by:

(i)
The Info Group, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts (“The Info Group”) (referred to herein as “Reporting Person”).  The Info Group changed its name from AnchorPoint, Inc. to The Info Group, Inc. on December 31, 2008; and

(ii)	Roger Challen, who is the controlling shareholder and President and Chief Executive Officer of The Info Group.

The foregoing persons are hereinafter  sometimes collectively referred to as the “Reporting Persons.”  Each of the Reporting Persons is party to that Certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

b. The principal business address of all the Reporting Persons is 46 Park Street, Framingham, Massachusetts  01702.

c. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

e. The Info Group is a Massachusetts corporation and Roger Challen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On December 23, 2008, MTS IntegraTrak, Inc., a company incorporated under the laws of the State of Delaware (“MTS IntegraTrak”), the Company and The Info Group entered into an Asset Purchase Agreement (the “Purchase Agreement”).  A copy of the Purchase Agreement was filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and is incorporated herein by reference.

Under the terms of the Purchase Agreement, the Company acquired substantially all of the assets of The Info Group and assumed certain enumerated liabilities.  The aggregate consideration was 2,174,615 Ordinary Shares, representing approximately 25% of the Company’s outstanding shares on a post-transaction basis of such shares:  (i) 1,848,243 Ordinary Shares (pre reverse-split) were issued and delivered to The Info Group, and (ii) 326,192 Ordinary Shares were issued in the name of The Info Group and delivered to the escrow agent to be held in trust for a period of fifteen (15) months (pre reverse-split) following the closing in accordance with the terms of the Purchase Agreement and pursuant to the terms of an escrow agreement.  The acquisition was completed on December 30, 2008, and the escrowed shares was released to the Infor Group in accordance with the Purchase Agreement.  On March 10, 2010, the Company effected a one (1) for two (2) shares reverse split.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

Other an as described above in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Persons have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

SCHEDULE 13D

CUSIP NO.:  M69676 10 0                                                                                                                                                                                                                                                      PAGE 5 of  7

Item 5.  Interest in Securities of the Issuer

The information contained in Item 3 is incorporated herein by this reference.

(a)-(b).                      As of the date of this Schedule 13D, the Reporting Persons own 1,087,318 Ordinary Shares, which is 24.4% of the outstanding Ordinary Shares of the Company.

c.           Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transactions with respect to the Ordinary Shares during the past 60 days.

d.           No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D.

e.           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP NO.:  M69676 10 0                                                                                                                                                                                                                                                       PAGE 6 of 7

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

September 4, 2012
(Date)
THE INFO GROUP, INC. /s/ Roger Challen Roger Challen President and Chief Executive Officer
/s/ Roger Challen Roger Challen

SCHEDULE 13D

CUSIP NO.:  M69676 10 0                                                                                                                                                                                                                                                       PAGE 7 of 7

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing  statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Sxchedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the  extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  September 4, 2012

THE INFO GROUP, INC. /s/ Roger Challen Roger Challen President and Chief Executive Officer
/s/ Roger Challen Roger Challen